Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-259302

Supplement dated August 7, 2023

To Prospectus Supplement dated August 15, 2022

(To Prospectus dated October 15, 2021)

Up to $50,000,000

Common Stock

This supplement is being filed to update, amend and supplement information in that certain prospectus supplement, dated August 15, 2022, relating to the offer and sale of shares of our common stock having an aggregate offering price of up to $50,000,000 from time to time through the sales agents named therein. Sales of our common stock, if any, pursuant to this supplement, the prospectus supplement and the accompanying prospectus, dated October 15, 2021 may be made in transactions that are deemed to be part of an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), by means of ordinary brokers’ transactions that qualify for delivery of a prospectus to the Nasdaq Global Select Market, in accordance with Rule 153 under the Securities Act, or such other sales as may be agreed by us and the Sales Agents, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. This supplement should be read in conjunction with the prospectus supplement and the accompanying prospectus. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the prospectus supplement.

This supplement is being filed to reflect that we, Gladstone Management Corporation and Gladstone Administration, LLC have entered into a Sales Agreement, dated August 7, 2023 (the “B. Riley Sales Agreement”), with B. Riley Securities, Inc. (“B. Riley”) in order to add B. Riley as an additional sales agent, effective as of the date hereof. Accordingly, each reference to the term “sales agent” or “sales agents” in the prospectus supplement is hereby amended to include B. Riley and each reference to “Sales Agreement” is hereby amended to also include the B. Riley Sales Agreement. As of the date of this supplement, we have sold 690,652 shares of our common stock under the Sales Agreement for gross proceeds of approximately $9.6 million, leaving approximately $40.4 million available to be offered by this supplement, the prospectus supplement and the accompanying prospectus.

The address of B. Riley is 299 Park Avenue, 21st Floor, New York, New York 10171.

Shares of closed-end investment companies, including BDCs, frequently trade at a discount to their NAV. If our shares trade at a discount to our NAV, it will likely increase the risk of loss for purchasers in this offering. Investing in shares of our common stock involves a high degree of risk. Before investing, you should read the material risks described in the “ Risk Factors” section on page S-11 of the prospectus supplement, on page 7 of the accompanying prospectus and under similar headings in the other documents that we file from time to time with the Securities and Exchange Commission (the “SEC”), which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

Oppenheimer & Co.	B. Riley Securities

The date of this supplement is August 7, 2023